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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

i-STAT Corporation (Name of Issuer)
Common Stock, par value $.15 per share (Title of Class of Securities)
450312 10 3 (CUSIP Number)

Jose M. de Lasa
Senior Vice President and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2003 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

CUSIP NO.:            450312 10 3

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abbott Laboratories I.R.S. Identification No. 36-0698440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER 2,000,000 shares
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 7,079,441 shares(1)
REPORTING
PERSON		9	SOLE DISPOSITIVE POWER 2,000,000 shares

		10	WITH SHARED DISPOSITIVE POWER 7,079,441 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,079,441 shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%(1)(2)

14	TYPE OF REPORTING PERSON CO

(1)
Includes 977,786 shares of common stock (the "Common Shares") of i-STAT Corporation (the "Company") owned by certain individual stockholders, which may be deemed to be beneficially owned by Abbott pursuant to the Tender Agreements described in Item 4 below. Abbott has also entered into a Tender Agreement with Cerberus Capital Management, L.P. and certain of its affiliates (collectively, "Cerberus"), relating to the following securities owned by Cerberus: (i) 1,919,702 Common Shares, (ii) 30,000 shares of Series D Convertible Preferred Stock of the Company (the "Series D Shares")(which shares are convertible into up to 3,750,000 Common Shares), and (iii) warrants to purchase up to 937,500 Common Shares (the "Warrants"). Pursuant to the terms of the Series D Shares and the Warrants, the number of Common Shares that may be acquired upon conversion of the Series D Shares or upon exercise of the Warrants is limited so that, subject to certain exceptions, the total number of Common Shares then beneficially owned by the holder thereof may not exceed 24.99% of the issued and outstanding Common Shares (including the Common Shares issuable upon such conversion or exercise). Assuming that there are 20,234,434 Common Shares outstanding as of December 11, 2003, as represented by the Company in the Merger Agreement (as defined below), Abbott, as a result of the Tender Agreement entered into with Cerberus, may be deemed to be the beneficial owner of 1,919,702 Common Shares and 4,181,953 Common Shares issuable upon conversion of Series D Shares and/or exercise of Warrants. The beneficial ownership information set forth in this paragraph is based on information contained in the Company's proxy statement filed on March 13, 2003 and in a Schedule 13D filed by Stephen Feinberg on January 24, 2002.

(2)
The calculation of this percentage is based on the 20,234,434 Common Shares outstanding as of December 11, 2003, as represented by the Company in the Merger Agreement, and the assumed issuance of 4,181,953 Common Shares upon the conversion of Series D Shares and the exercise of Warrants owned by Cerberus within the 24.99% limitation described in (1) above.

        This Amendment No. 3 (this "Amendment") amends the Schedule 13D filed by Abbott Laboratories, an Illinois corporation ("Abbott"), on August 13, 1998, as amended on September 2, 1998 and December 16, 2003 (as so amended the "Amended Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to those terms in the Amended Schedule 13D.

Item 4.    Purpose of Transaction

        As previously disclosed, on December 12, 2003, Abbott, Senator Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Abbott (the "Purchaser"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). In connection with the Merger Agreement, on December 31, 2003, Abbott and the Company entered into an Amendment to the Marketing and Distribution Agreement (the "Distribution Agreement Amendment"), which modifies and amends the Marketing and Distribution Agreement between Abbott and the Company dated as of August 3, 1998 (the "Distribution Agreement"). The Distribution Agreement Amendment extends the term of the Distribution Agreement until the earlier of (i) such time as the merger contemplated by the Merger Agreement is consummated or (ii) such time as the Merger Agreement is terminated.

        The preceding description of the Distribution Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Distribution Agreement Amendment which is filed as an exhibit to this Amendment and is incorporated in this Amendment by this reference.

Item 7.    Material to be Filed as Exhibits

Exhibit No.	Description
99(a)(1)	Amendment to the Marketing and Distribution Agreement between i-STAT Corporation and Abbott Laboratories dated December 31, 2003*

*
Incorporated by reference to Schedule TO-T/A filed with the Securities and Exchange Commission on January 6, 2004.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

By:	/s/ THOMAS C. FREYMAN
Name:	Thomas C. Freyman
Title:	Senior Vice President, Finance and Chief Financial Officer

Dated: January 5, 2004

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  Item 4. Purpose of Transaction
  Item 7. Material to be Filed as Exhibits
SIGNATURE